Exhibit 99.1

FORM OF
SELLER JOINDER AGREEMENT

THIS SELLER JOINDER AGREEMENT (this “Joinder Agreement”) is made and entered into as of December 12, 2025, by the undersigned shareholder (“Joining Seller”) of WISeSat.Space Corp., a British Virgin Islands business company (the “Company”), and accepted by each of the Company, Columbus Acquisition Corp., a Cayman Islands exempted company (together with its successors, “CAC”), WISeSat.Space Holdings Corp., a Cayman Islands exempted company (“Pubco”), and WISeKey International Holding Ltd., a Swiss company (together with its successors and permitted assigns, the “Signing Seller” and, together with the Joining Seller, the “Seller”). Reference is hereby made to that certain Business Combination Agreement, dated as of November 9, 2025 (as it may be amended, modified or supplemented from time to time in accordance with the terms thereof, including by this Joinder Agreement, the “BCA”), by and among (i) the Company, (ii) CAC, (iii) Pubco, (iv) WISeSat Merger Sub Corp., a Cayman Islands exempted company and a wholly owned subsidiary of Pubco, and (v) the Signing Seller. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the BCA.

WITNESSETH THAT:

WHEREAS, on or about the date of this Joinder Agreement, the Company issued to the Joining Seller the Company Shares set forth underneath the Joining Seller’s name on the signature page hereto (the “Joining Seller Shares”), and as a condition to the issuance of such Joining Seller Shares by the Company, as required by Section 8.2(c) of the BCA, Joining Seller is entering into this Joinder Agreement to become a party to the BCA as a “Seller” party thereunder as set forth herein.

NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Joining Seller hereby agrees as follows:

1. Agreement to be Bound. Joining Seller hereby: (a) acknowledges that Joining Seller has received and reviewed a complete copy of the BCA, including the Exhibits and Schedules thereto, and (b) agrees that upon execution and delivery of this Joinder Agreement to the Company, CAC, Pubco, and the Signing Seller and acceptance thereof by such Parties, Joining Seller will become a party to the BCA, and will be fully bound by, and subject to, all of the terms and conditions of the BCA, as a “Seller” party and a ”Party” thereunder as though it was an original Party thereto for all purposes of the BCA, and entitled to all the rights and subject to all of the obligations incidental thereto, including Section 11.1 of the BCA, with Joining Seller selling, transferring, conveying, assigning and delivering to Pubco all of the Joining Seller Shares as Purchased Shares thereunder (including the representations, warranties, covenants and agreements applicable to “Seller” in the BCA); (c) agrees to execute and deliver to CAC, the Signing Seller, Pubco and the Company (i) all of the Ancillary Documents required to be executed by the Signing Seller under the BCA, and (ii) if Joining Seller is a Pubco Insider immediately after the Closing, (A) a Lock-Up Agreement in substantially the form attached as Exhibit A to the BCA and (B) the Amended and Restated Registration Rights Agreement in substantially the form attached as Exhibit B to the BCA; (d) agrees that this Joinder Agreement, including the provisions of this Section 1 and the representations and warranties made by Joining Seller in Section 2 below, will be deemed to be incorporated into, supplement and become a part of the BCA, and any references to the BCA therein and herein will include this Joinder Agreement. Joining Seller and the other Parties hereto hereby agree that in the event that any provision of the BCA requires the consent, approval or determination of “the Seller”, such consent, approval or determination will be made jointly by the Signing Seller and the Joining Seller based on the consent, approval or determination of the holders of a majority of the Purchased Shares, except that any amendment, modification or waiver of the BCA will also require the prior written consent of the Joining Seller. Without liming the foregoing, the Joining Seller hereby provides its consent in accordance with Section 2.7 of the BCA. Notwithstanding the foregoing, the Joining Seller and the other Parties hereto acknowledge that the Joining Seller shall not be permitted to make the Seller Distribution and that right shall solely belong to the Signing Seller.

2. Representations and Warranties: Joining Seller hereby makes to each of CAC and Pubco each of the representations and warranties contained in Article VII of the BCA (as qualified by the Company Disclosure Schedules) as of the date of this Joinder Agreement and as of the Closing. Each of the undersigned hereby agrees that each of the representations, warranties, covenants and agreements in the BCA regarding the Company’s share ownership are deemed amended to take into account the issuance by the Company of the Joining Seller Shares of the Joining Seller.

3. Incorporation by Reference. All terms and conditions of the BCA are hereby incorporated by reference into this Joinder Agreement as if set forth herein in full. This Joinder Agreement shall be interpreted, construed, governed and enforced in a manner consistent with the BCA.

4. Notice. Joining Seller hereby agrees that for purposes of any notices required to be sent to Joining Seller under, pursuant to or otherwise in connection with the BCA, Joining Seller’s address for notice is as set forth underneath Joining Seller’s name on the signature page hereto.

{Remainder of Page Left Blank; Signature Pages Follow}

IN WITNESS WHEREOF, the undersigned, by authority duly given, has caused this Seller Joinder Agreement to be executed and delivered by the undersigned or by its duly authorized representative as of the date first written above.

Joining Seller:

Print Name:	SEALSQ CORP

By:	/s/ Carlos Moreira /s/ John O’Hara
{Signature}

If Entity, Print Name
and Title of Signatory:	Carlos Moreira, CEO John O’Hara, CFO

Address for Notice:

Address:	Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland

Telephone:	[***]

Email:	[***]

Joining Seller Shares:

Number of Company Ordinary Shares Owned:	435

Number of Company Class F Shares Owned:	435

{Signature Page to Seller Joinder Agreement}

Acknowledged and accepted as of the date first set forth above:

The Company:

WISEKEY.SPACE CORP.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	Chief Financial Officer

Signing Seller:

WISEKEY INTERNATIONAL HOLDING LTD.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Chief Executive Officer

By:	/s/ John O’Hara
Name:	John O’Hara
Title:	Chief Financial Officer

Pubco:

WISEKEY.SPACE HOLDINGS CORP.

By:	/s/ Carlos Moreira
Name:	Carlos Moreira
Title:	Director

CAC:

COLUMBUS ACQUISITION CORP.

By:	/s/ Fen Zhang
Name:	Fen Zhang
Title:	Chief Executive Officer

{Signature Page to Seller Joinder Agreement}

4